Exhibit I

Seaspan Corporation
Unit 2, 2nd Floor, Bupa Centre
141 Connaught Road West
Hong Kong, China

c/o 2600 – 200 Granville Street
Vancouver, BC
Canada V6C 1S4
Tel: 604-638-2575
Fax: 604-648-9782 www.seaspancorp.com

FOR IMMEDIATE RELEASE

Seaspan Announces Pricing of $80 Million Public Offering of 7.125% Senior Notes

Hong Kong, China, October 2, 2017 – Seaspan Corporation (“Seaspan”) (NYSE:SSW) announced today that it has priced its previously announced $80 million public offering of senior unsecured notes due 2027 (the “Notes”). The Notes will mature on October 30, 2027 and will bear interest at a rate of 7.125% per year, payable quarterly on each January 30, April 30, July 30 and October 30, beginning on January 30, 2018. Seaspan has granted the underwriters of the offering a 30-day option to purchase up to an additional $12 million of the Notes on the same terms and conditions. The offering is expected to close on October 10, 2017.

Seaspan intends to use the net proceeds from the offering to repay existing indebtedness and for general corporate purposes. Following the offering, Seaspan intends to file an application to list the Notes on The New York Stock Exchange.

RBC Capital Markets and Stifel are acting as joint book-running managers for the offering. FBR, Janney Montgomery Scott and Incapital are acting as joint lead managers for the offering. BB&T Capital Markets, Ladenburg Thalmann & Co. Inc., William Blair, CL King and Maxim Group LLC are acting as co-managers for the offering.

When available, copies of the prospectus supplement and accompanying base prospectus related to the offering may be obtained from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281, email: rbcnyfixedincomeprospectus@rbccm.com or telephone: (866) 375-6829, and from Stifel, Nicolaus & Company, Incorporated at One South Street, 15th Floor, Baltimore, MD 21202, Attn: Syndicate Department, or telephone: 1-855-300-7136, or e-mail: syndprospectus@stifel.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The offering may be made only by means of a prospectus supplement and accompanying base prospectus.

About Seaspan

Seaspan provides many of the world’s major shipping lines with creative outsourcing alternatives to vessel ownership by offering long-term leases on large, modern containerships combined with industry leading ship management services. Excluding two 4250 TEU class vessels which are being sold, Seaspan’s managed fleet consists of 110 containerships representing a total capacity of approximately 900,000 TEU, including 6 newbuilding containerships on order scheduled for delivery to Seaspan and third parties by the end of 2018. Seaspan’s current operating fleet of 88 vessels, excluding two 4250 TEU classes vessels which are being sold, has an average age of approximately six years and average remaining lease period of approximately five years, on a TEU weighted basis.

Seaspan has the following securities listed on The New York Stock Exchange:

Symbol:	Description:

SSW	Class A common shares
SSW PR D	Series D preferred shares
SSW PR E	Series E preferred shares
SSW PR G	Series G preferred shares
SSW PR H	Series H preferred shares
SSWN	6.375% senior unsecured notes due 2019

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, among others, those discussed in Seaspan’s public filings with the SEC. Seaspan undertakes no obligation to revise or update any forward-looking statements unless required to do so under the securities laws.

For Investor Relations Inquiries:

Mr. David Spivak

Chief Financial Officer

Seaspan Corporation

Tel. 604-638-2580

Mr. Michael Sieffert

Director, Corporate Finance

Seaspan Corporation

Tel. 778-328-6490

For Media Inquiries:

Mr. Leon Berman

The IGB Group

Tel. 212-477-8438

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